UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 6)

Central Vermont Public Service Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Central Vermont Public Service Corporation (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $6 Per Share
(Title of Class of Securities)

155771108
(CUSIP Number of Class of Securities)

Dale Rocheleau
Senior Vice President and Corporate Secretary
Central Vermont Public Service Corporation
77 Grove Street
Rutland, Vermont  05701
(802) 773-2711
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

With copy to:

William S. Lamb, Esq.
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019
(212) 424-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,625,000	$5,417.00

*           Estimated solely for the purpose of calculating the filing fee, this amount was calculated assuming the purchase of 2,250,000 outstanding shares of common stock, par value $6 per share, at the maximum possible tender offer price of $22.50 per share in cash.

**          The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

[X]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$5,417.00 Schedule TO Central Vermont Public Service Corporation February 13, 2006

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] [X] [ ] [ ]	third-party tender offer subject to Rule 14d-1. issuer tender offer subject to Rule 13e-4. going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [   ]

This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 13, 2006, as amended (the "Schedule TO"), by Central Vermont Public Service Corporation, a Vermont corporation (the "Company"), relating to the offer by the Company to purchase up to 2,250,000 of its common shares, $6.00 par value, (subject to its right to purchase up to an additional 2% of its outstanding shares) or such lesser number of common shares as is properly tendered and not properly withdrawn, at a purchase price not greater than $22.50 nor less than $20.50 per share, net to the seller in cash, without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), as amended, (which together, as amended or supplemented from time to time, constitute the "Offer"). This Amendment No. 6 is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the accompanying Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer is incorporated in this Amendment No. 6 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 11

Section 10.  "Certain Information Concerning CVPS"

               The last paragraph entitled "Incorporation by Reference" underneath the caption "10. Certain Information Concerning CVPS" is amended to include the Company's Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 31, 2005.

The following information is added following the last paragraph under the caption "10. Certain Information Concerning CVPS - Incorporation by Reference".

Central Vermont Public Service Corporation (the "Company") is providing additional historical financial and selected pro forma financial information in connection with its February 13, 2006 Schedule TO filing, including subsequent amendments. The additional historical financial and selected pro forma financial information is being provided to reflect historical information included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 31, 2006.

Historical financial information and Selected Pro Forma Financial Information as Revised.
The following tables show historical financial information for the fiscal year ended December 31, 2005. The summary historical consolidated financial data has been derived from the Company's audited consolidated financial statements reported in its Annual Report on Form 10-K for the year ended December 31, 2005.

Pro forma unaudited summary financial information, shown in the tables below includes:

  Pro Forma Unaudited Summary Consolidated Balance Sheet as of December 31, 2005.
  Notes to Pro Forma Unaudited Summary Consolidated Balance Sheet.

The above referenced pro forma unaudited summary consolidated balance sheet gives effect to:

  The Company's tender offer to purchase for cash up to 2,250,000 shares of its common stock that commenced on February 14, 2006. The tender offer was scheduled to expire on March 15, 2006, but the Company extended it until April 5, 2006. Under the procedures of the tender offer, shareholders may offer to sell some or all of their stock to the Company at a target price in a range from $20.50 to $22.50 per share. Upon expiration of the tender offer, the Company will select the lowest-bid price that will allow it to buy up to 2,250,000 shares, which represents about 18.3 percent of the Company's outstanding common stock. See the Company's Schedule TO filing dated February 13, 2006 for additional information.

The pro forma unaudited summary consolidated balance sheet has been prepared by applying pro forma adjustments to the consolidated balance sheet included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005. The pro forma adjustments, as described in the notes to pro forma unaudited summary consolidated balance sheet, are based on currently available information and management believes such adjustments are reasonable, factually supportable and directly attributable to the aforementioned transaction. The pro forma unaudited summary consolidated balance sheet is presented for informational purposes only and may not be indicative of the Company's financial position that would have occurred had the transactions been consummated on, or as of, the dates indicated, nor is it necessarily indicative of the Company's future financial position.

PRO FORMA SUMMARY CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005 (Unaudited) (in thousands, except book value data)
	Consolidated (a)	Tender Offer (b)	Pro forma Consolidated
Utility Plant	$ 301,233	$ 0	$ 301,233
Investments and Other Assets	34,580	0	34,580
Current Assets Cash and cash equivalents Available-for-sale securities Other current assets Total current assets Deferred Charges and Other Assets	6,576 72,432 78,075 157,083 58,537	(576) (48,534) 0 (49,110) 0	6,000 23,898 78,075 107,973 58,537
TOTAL ASSETS	$ 551,433	$ (49,110)	$ 502,323

Capitalization and Liabilities
Capitalization
         Common stock, $6 par value, authorized
           19,000,000 shares
         Other paid-in capital
         Accumulated other comprehensive loss
         Deferred compensation plans - employee stock
           ownership plans
         Treasury stock, at cost
         Retained Earnings
         Total Common stock equity
         Preferred and preference stock
         Preferred stock with sinking fund requirements
         Long-term debt
         Capital lease obligations
         Total capitalization

Current Liabilities
Deferred Credits and Other Liabilities

	$ 73,695 52,513 (414) (5) 0 91,581 217,370 8,054 4,000 115,950 6,153 351,527 65,629 134,277	$ 0 0 0 0 (49,110) 0 (49,110) 0 0 0 0 (49,110) 0 0	$ 73,695 52,513 (414) (5) (49,110) 91,581 168,260 8,054 4,000 115,950 6,153 302,417 65,629 134,277
TOTAL CAPITALIZATION AND LIABILITIES	$ 551,433	$ (49,110)	$ 502,323
Book Value Date: Book Value Per Share Common Shares Outstanding	$ 17.70 12,283,405	(2,250,000)	$ 16.77 10,033,405

NOTES TO PRO FORMA UNAUDITED SUMMARY CONSOLIDATED BALANCE SHEET
  Amounts represent historical financial information derived from the Company's Form 10-K for the period ended December 31, 2005.
  Amounts represent purchase of the Company's common stock through the tender offer described herein. The pro forma adjustment has been calculated assuming that the Company completes the tender offer for 2,250,000 shares of common stock at a price of $21.50 per share, and includes about $735,000 of offering costs. This assumes that at least 2,250,000 shares will be tendered at prices at or below $21.50 per share. The actual number of shares tendered and the actual price paid for the tendered shares could vary from this assumption.

  The tender offer is being financed by the cash proceeds from the December 20, 2005 sale of all of the Company's interest in Catamount Energy Corporation. The sale is described in the Company's Form 8-K/A filing dated February 24, 2006. The Company has invested the cash proceeds totaling $59.2 million in short-term available for sale securities.

  Pro forma adjustment to Cash and Cash Equivalents includes the following:

Sale of available for sale securities Tender offer purchase Offering costs Pro forma adjustments to Cash and Cash Equivalents	$ 48,534 (48,375) (735) $ (576)
ITEM 12. EXHIBITS Item 12 of the Schedule TO is hereby amended by adding the following exhibits:
(a)(5)(J)	Annual Report on Form 10-K for fiscal year ended December 31, 2005, incorporated by reference herein (filed with the SEC on March 31, 2006, File No. 1-8222)
(a)(5)(K)

Current Report on Form 8-K/A Amendment No. 1 dated February 27, 2006 and related Press Release dated March 31, 2006, incorporated by reference in such Current Report (filed with the SEC on March 31, 2006, File No. 1-8222)

SIGNATURE After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: March 31, 2006
CENTRAL VERMONT PUBLIC SERVICE CORPORATION By: /s/ Edmund F. Ryan Name: Edmund F. Ryan Title: Acting Chief Financial Officer and Treasurer
EXHIBIT INDEX
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated February 13, 2006 *
(a)(1)(B)	Letter of Transmittal *
(a)(1)(C)	Notice of Guaranteed Delivery *
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 13, 2006 *
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other nominees dated February 13, 2006 *
(a)(1)(F)	Letter to participants in CVPS' 401(k) Plan, dated February 13, 2006 *
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press Release, dated February 7, 2006 incorporated by reference to the Company's Current Report on Form 8-K dated February 6, 2006 (filed with the SEC on February 7, 2006, File No. 1-8222)
(a)(5)(A)	Press Release dated February 14, 2006, incorporated by reference to the Company's Current Report on Form 8-K dated February 14, 2006 (filed with the SEC on February 14, 2006, File No. 1-8222)
(a)(5)(B)	Questions & Answers about the CVPS Stock Buyback dated February 14, 2006 *
(a)(5)(C)	Press Release dated February 27, 2006, incorporated by reference to the Company's Current Report on Form 8-K dated February 27, 2006 (filed with the SEC on February 27, 2006, File No. 1-8222)
(a)(5)(D)	Current Report on Form 8-K dated February 27, 2006 (filed with the SEC on March 3, 2006, File No. 1-8222)
(a)(5)(E)	Current Report on Form 8-K dated March 1, 2006 (filed with the SEC on March 6, 2006, File No. 1-8222)
(a)(5)(F)	Current Report on Form 8-K dated March 9, 2006 (filed with the SEC on March 14, 2006, File No. 1-8222) and related Press Release dated March 14, 2006, incorporated by reference in such Current Report
(a)(5)(G)	Current Report on Form 8-K dated March 15, 2006 (filed with the SEC on March 16, 2006, File No. 1-8222)
(a)(5)(H)	State of Vermont Public Service Board Order entered March 8, 2006 *
(a)(5)(I)	Voting Agreement and Irrevocable Proxy between Central Vermont Public Service Corporation and Mr. Jerry Zucker *
(a)(5)(J)	Annual Report on Form 10-K for fiscal year ended December 31, 2005, incorporated by reference herein (filed with the SEC on March 31, 2006, File No. 1-8222)
(a)(5)(K)

Current Report on Form 8-K/A Amendment No. 1 dated February 27, 2006 and related Press Release dated March 31, 2006, incorporated by reference in such Current Report (filed with the SEC on March 31, 2006, File No. 1-8222)

(d)(1)	Stock Option Plan for Non-Employee Directors dated July 18, 1988. (Exhibit 10-184, 1988 Form 10-K, File No. 1-8222)
(d)(2)	Stock Option Plan for Key Employees dated July 18, 1988. (Exhibit 10-185, 1988 Form 10-K, File No. 1-8222)
(d)(3)	Officers Supplemental Deferred Compensation Plan dated November 4, 1985. (Exhibit 10-187, 1988 Form 10-K, File No. 1-8222)
(d)(3)(A)	Amendment dated October 2, 1995. (Exhibit 10.71.1, 1995 Form 10-K, File No. 1-8222)
(d)(4)	Directors' Supplemental Deferred Compensation Plan dated November 4, 1985. (Exhibit 10-188, 1988 Form 10-K, File No. 1-8222)
(d)(4)(A)	Amendment dated October 2, 1995. (Exhibit 10.72.1, 1995 Form 10-K, File No. 1-8222)
(d)(5)	Management Incentive Compensation Plan as adopted September 9, 1985. (Exhibit 10-189, 1988 Form 10-K, File No. 1-8222)
(d)(5)(A)	Revised Management Incentive Plan as adopted February 5, 1990. (Exhibit 10-200, 1989 Form 10-K, File No. 1-8222)
(d)(5)(B)	Revised Management Incentive Plan dated May 2, 1995. (Exhibit 10.73.2, 1995 Form 10-K, File No. 1-8222)
(d)(6)	Stock Option Plan for Non-Employee Directors dated April 30, 1993 (Exhibit 10.78, 1993 Form 10-K, File No. 1-8222)
(d)(7)	Directors' Supplemental Deferred Compensation Plan dated January 1, 1990 (Exhibit 10.80, 1993 Form 10-K, File No. 1-8222)
(d)(7)(A)	Amendment dated October 2, 1995. (Exhibit No. 10.80.1, 1995 Form 10-K, File No. 1-8222)
(d)(8)	Officers' Supplemental Deferred Compensation Plan dated January 1, 1990 (Exhibit 10.81, 1993 Form 10-K, File No. 1-8222)
(d)(9)	Management Incentive Plan for Executive Officers dated January 1, 1997. (Exhibit 10.82, 1996 Form 10-K, File No. 1-8222)
(d)(10)	Management Incentive Plan for Executive Officers dated January 1, 1998 (Exhibit A10.83, Form 10-Q, March 31, 1998, File No. 1-8222)
(d)(11)	Officers' Supplemental Retirement and Deferred Compensation Plan as Amended and Restated Effective January 1, 1998 (Exhibit 10.85, 1998 Form 10-K, File No. 1-8222)
(d)(11)(A)	Officers' Supplemental Retirement and Deferred Compensation Plan, Amended and Restated Effective January 1, 2005. (Exhibit A10.85.1, 2004 Form 10-K, File No. 1-8222)
(d)(12)	1993 Stock Option Plan for Non-employee Directors (Exhibit 28 to Registration Statement, Registration 33-62100)
(d)(13)	1997 Stock Option Plan for Key Employees (Exhibit 4.3 to Registration Statement, Registration 333-57001)
(d)(14)	1997 Restricted Stock Plan for Non-employee Directors and Key Employees (Exhibit 4.3 to Registration Statement, Registration 333-57005)
(d)(15)	Management Incentive Plan for Executive Officers dated January 1, 1999. (Exhibit A10.89, Form 10-Q, March 31, 1999, File No. 1-8222)
(d)(16)	Performance Share Incentive Plan dated effective January 1, 1999. (Exhibit A10.90, Form 10-Q, June 30, 1999, File No. 1-8222)
(d)(17)	Management Incentive Plan for Executive Officers dated January 1, 2000. (Exhibit A10.91, Form 10-Q, March 31, 2000, File No. 1-8222)
(d)(18)	Management Incentive Plan for Executive Officers dated January 1, 2001. (Exhibit A10.93, Form 10-Q, March 31, 2001, File No. 1-8222)
(d)(19)	2000 Stock Option Plan for Key Employees. (Form S-8 Registration Statement, Registration 333-39664)
(d)(20)	Form of Deferred Compensation Plan for Officers and Directors. (Exhibit A10.96, Form 10-Q, March 31, 2002, File No. 1-8222)
(d)(20)(A)

Deferred Compensation Plan for Officers and Directors of Central Vermont Public Service Corporation, Amended and Restated Effective January 1, 2005. (Current Report on Form 8-K filed January 6, 2005, File No. 1-8222)

(d)(21)	Management Incentive Plan for Executive Officers dated January 1, 2002. (Exhibit A10.97, Form 10-Q, March 31, 2002, File No. 1-8222)
(d)(21)(A)	Management Incentive Plan, Effective as of January 1, 2005. (Exhibit A 10.97.1, 2004 Form 10-K, File No. 1-8222)
(d)(22)	2002 Long-Term Incentive Plan. (Form S-8 Registration Statement, Registration 333-102008)
(d)(23)	Performance Share Incentive Plan dated effective January 1, 2004. (Exhibit A10.100, Form 10-Q, June 30, 2004, File No. 1-8222)
(d)(23)(A)	Performance Share Incentive Plan, Effective January 1, 2005. (Current Report On Form 8-K filed January 13, 2005, File No. 1-8222)
(d)(24)	Form of Central Vermont Public Service Performance Share Agreement Pursuant to the Performance Share Incentive Plan. (Exhibit A10.101, Form 10-Q, September 30, 2004, File No. 1-8222)
(d)(25)	Form of Central Vermont Public Service Corporation Stock Option Agreement Pursuant to the 2002 Long-Term Incentive Plan. (Exhibit A10.102, Form 10-Q, September 30, 2004, File No. 1-8222)
(d)(26)

Form of Central Vermont Public Service Corporation Stock Option Agreement Pursuant to the 2000 Stock Option Plan for Key Employees of Central Vermont Public Service Corporation. (Exhibit A10.103, Form 10-Q, September 30, 2004, File No. 1-8222)

(d)(27)

Form of Central Vermont Public Service Corporation Stock Option Agreement Pursuant to the 1997 Stock Option Plan for Key Employees of Central Vermont Public Service Corporation. (Exhibit A10.104, Form 10-Q, September 30, 2004, File No. 1-8222)

* Previously filed.